UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

RICHARDSON ELECTRONICS, LTD.

(Name of Issuer)

Common Stock, par value $. 05 per share

(Title of Class of Securities)

763165107 (Cusip Number)

February 1, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 763165107

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Edward J. Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
NA

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

3,029,188
6 SHARED VOTING POWER

27,332
7 SOLE DISPOSITIVE POWER

3,029,188
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,056,520
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

17.13%
12	TYPE OF REPORTING PERSON

IN

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This Amendment Number 19 amends the Schedule 13G dated February 1, 2007, filed by the undersigned in connection with his beneficial ownership of Common Stock, $.05 par value, of Richardson Electronics, Ltd. (the “Company”) as follows:

Item 4.	Ownership

Item 4 is hereby amended by deleting the same in its entirety and substituting the following in lieu thereof:

“(a)	Amount Beneficially Owned. 3,056,520 shares beneficially owned, includes 3,029,188 shares which would be issued on conversion of an equal number of Issuer’s Class B Common Stock, $.05 par value, beneficially owned by Mr. Richardson, and 27,332 shares of Common Stock held in the Issuer’s Employees Stock Ownership Trust for the account of Mr. Richardson and with respect to which he has voting power. Does not include 12,183 shares of Common Stock owned by William G. Seils as custodian for Alexander Richardson under the Illinois Uniform Gift to Minors Act, son of Mr. Richardson, and 9,852 shares of Common Stock owned by William G. Seils as custodian for Nicholas Richardson under the Illinois Uniform Gift to Minors Act, son of Mr. Richardson; and 500 shares held by Alexander Richardson and 500 shares held by Nicholas Richardson, his sons, in their own name, and 9,897 shares owned by Gudrun M. Richardson, Mr. Richardson’s wife, over which shares he has neither the power to vote nor to direct the disposition thereof.

(b)	Percent of Class 17.13%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 3,029,188

(ii)	shared power to vote or to direct the vote 27,332

(iii)	sole power to dispose or to direct the disposition of 3,029,188

(iv)	shared power to dispose or to direct the disposition of 0

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2008

Signature	/s/ Edward J. Richardson
Name	Edward J. Richardson

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